U.S. Securities and Exchange Commission
                             Washington, D.C. 20549




                                  Form 10-SB/A

                                Amendment No. One



          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                                     ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                              VOXCOM HOLDINGS, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)



          Nevada                                                75-2715335
--------------------------------                            --------------------
 (State or Other Jurisdiction of                             (I.R.S. Employer
 Incorporation or Organization)                              Identification No.)



 8115 Preston Road, Eighth Floor-East, Dallas, Texas             75225
----------------------------------------------------        --------------------
 (Address of Principal Executive Offices)                       (Zip Code)



                                 (214) 691-0055
--------------------------------------------------------------------------------
                           (Issuer's Telephone Number)


Securities to be registered pursuant to 12(b) of the Act: None
                                                          ----
Securities to be registered pursuant to 12(g) of the Act:


                          Common Stock $.0001 Par Value
                          -----------------------------
                                (Title of Class)



                                                 TABLE OF CONTENTS
                                                                                                               Page
                                                     PART I

Item 1.  Description of Business..................................................................................3


Item 2.  Management's Discussion and Analysis of Financial Condition
                  and Results of Operations.......................................................................8

Item 3.  Description of Property.................................................................................13

Item 4.  Security Ownership of Certain Beneficial Owners and Management..........................................14

Item 5.  Directors, Executive Officers, Promoters and Control Persons............................................15

Item 6.  Executive Compensation..................................................................................17

Item 7.  Certain Relationships and Related Transactions..........................................................17

Item 8.  Description of Securities...............................................................................18

                                                      PART II

Item 1.  Market Price of and Dividends of the Registrant's Common Equity
                  and Other Shareholder Matters..................................................................24

Item 2.  Legal Proceedings.......................................................................................24

Item 3.  Changes in and Disagreements with Accountants...........................................................25

Item 4.  Recent Sales of Unregistered Securities.................................................................24

Item 5.  Indemnification of Directors and Officers...............................................................25

                                                     PART F/S

                  Financial Statements                                                                    F-1

                                                     PART III

Item 1.  Index to Exhibits....................................................................................III-1

Item 2.  Description of Exhibits..............................................................................III-2


Explanatory Note:

         Unless otherwise indicated or the context otherwise requires, all references herein to the "Company" are to Voxcom Holdings, Inc., a Nevada corporation, and its wholly-owned subsidiaries, Voxcom Systems, Inc., AmeraPress, Inc, and The Home Business Group, Inc.

         The Company is filing the Form 10SB voluntarily. The Company's Common Stock has traded on the OTC Bulletin Board since November 1997, and the Company believes the market for its stock will be enhanced by being a reporting company. In adition, the Company intends to seek listing on either the Nasdaq SmallCap Market, the National Market System or the American Stock Exchange in the near future, for which a registration under the 1934 Act will be required.









                                     PART I


Item 1.  Description of Business

General


         Newcorp One, Inc. ("Newcorp") is a corporation organized under the laws of the State of Nevada in September 1996 in accordance with the Plan of Reorganization of Weaver Arms Corporation ("Weaver"), as confirmed by the United States Bankruptcy Court, Central District of California on January 20, 1994. Weaver had existed as a publicly held corporation in the business of developing and manufacturing weapons until its filing for protection under the bankruptcy laws. Following its reorganization, Weaver changed its name to Madera International, Inc. and began operating as a timber harvesting and exporting company. A feature of Weaver's bankruptcy plan of reorganization allowed it to create Newcorp and distribute its common stock and Class A warrants to the shareholders and debtors of Weaver. Newcorp would then seek a merger partner that would contribute an operating business to Newcorp.

         The owners of Voxcom Systems, Inc. ("Voxcom Systems") and AmeraPress, Inc. ("AmeraPress") desired for Voxcom Systems and AmeraPress to consolidate and become publicly traded; however, they had been unsuccessful in negotiating a suitable underwriting arrangement to engage in a public offering.

         Therefore, in June 1997, the managements of Newcorp and Voxcom Systems negotiated an Agreement and Plan of Reorganization pursuant to which Newcorp acquired all of the issued and outstanding shares of common stock of Voxcom Systems in exchange for an aggregate of 4,000,000 shares of voting common stock of Newcorp, $.0001 par value per share, and 4,000,000 Class A Warrants, constituting approximately 80% of the outstanding securities of Newcorp. At the time of the acquisition of Voxcom Systems, Newcorp had no assets, business or operations.

         Voxcom Systems provides merchant accounts and credit card processing solutions to small businesses, home based businesses, multi-level marketing distributors, and independent distributors. In operation since January 1995, Voxcom Systems is engaged in the transaction processing industry, providing low-cost credit card processing to diverse merchants, including in-home businesses, through its patented and proprietary Credit Verification Phone system.





         Concurrent with its acquisition of Voxcom Systems, Newcorp acquired all of the issued and outstanding common stock of AmeraPress, Inc., a corporation organized under the laws of the State of Nevada in June 1997 to engage in the specialty printing and finishing business. AmeraPress succeeded to the business of Voxcom Sales, L.L.C. ("Voxcom Sales"), a company organized under the laws of the State of Delaware in November 1995. The common stock of AmeraPress was acquired in exchange for a $10,000,000 note, payable in 24 consecutive, equal monthly installments. The Promissory Note was collateralized by all of the outstanding shares of AmeraPress. In December 1997, the remaining balance of the Promissory Note was exchanged for 80,000 shares of Series A Preferred Stock redeemable at the option of the Company at the issue price of $100 each.

         On June 18, 1997, Newcorp filed Restated Articles of Incorporation with the Secretary of State of Nevada, adding provisions regarding corporate management and control, and changing the name of the Company to "Voxcom Holdings, Inc." ("Voxcom Holdings").

          On July 1, 1997, the Company entered into a Consulting Agreement and Covenant Not to Compete with Kim Crowther and Brian Jensen to manage a company (the "Lecture Company") to conduct home business seminars to promote the Company's goods and services, including the printed products of AmeraPress, and to compensate them for their exclusive service to the Lecture Company for a period of 60 months by granting them 200,000 shares of the Company's common stock, 4% of the gross proceeds of sales by the Lecture Company, and commissions equal to 25% of the net profit of the Lecture Company on a combined basis. The Company will also grant them shares of the Company's common stock at June 30, 1998 in an amount equal to the net profit of the Lecture Company on a combined basis, subject to deductions for federal income tax, debt service obligations of the Lecture Company, and commissions paid, multiplied by the average price to earnings ratio of the Company's common stock over the 90 days prior to June 30, 1998, multiplied by 25%, and divided by the average over the 20 trading days preceding June 30, 1998 of the mean bid and ask price in the over-the-counter market. In each succeeding year of the Agreement, shares of common stock will be granted based on the same formula, except that instead of using net profit (as adjusted) as the starting number, the growth in net profit over the previous year will be substituted and the same adjustments applied. Home Business Group, Inc. ("HBG") was incorporated in the State of Delaware and acquired certain assets and liabilities of and continued the business of the Lecture Company, commencing during the quarter ended December 31, 1997. The continued operations of AmeraPress and HBG are referred to together as the "Home Business Segment".

         On March 13, 1998 the Company agreed to acquire all of the issued and outstanding shares of MAXpc Technologies, Inc. in consideration for the issuance of 210,000 shares of Common Stock. MAXpc has the exclusive manufacturing and marketing rights to certain multimedia computer hardware and software. Marketing of the product commenced at the end of April 1998. The contract also provides that 25% of the net after tax profits of MAXpc will be paid to the Seller.



         The Company's activities to date have consisted of the promotion and marketing through seminars of home-based business opportunities, the production and sale of customized printing and the sale and distribution of merchant credit card authorization and payment systems, as well as raising capital, locating and acquiring equipment, identifying prospective customers, and administrative activities relating to the foregoing. The Company's future business, including expansion of its present operations, may require additional equity and/or debt financing, which may not be available in a timely manner, on commercially reasonable terms, or at all. See Part 1, Item 2 "Management's Discussion and Analysis or Plan of Operation."

         See Part I, Item 7, "Certain Relationships and Related Transactions" for information about the interests of certain directors, executive officers and promoters of the Company in the formation and reorganization transactions described above involving Voxcom Holdings, Voxcom Systems, AmeraPress, and HBG.



Principal Products, Distribution and Competitive Conditions

         The Company's activities are divided into three segments:

         (i)      Credit card processing and authorization systems;

         (ii)     Home-based business; and

         (iii)    Technology;

Credit Card Processing and Authorization Systems



         The Company, through its subsidiary Voxcom Systems, offers merchants of all sizes a competitive product which can include processing hardware, voice platform and authorization, and an attractive discount rate on all credit card transactions. In May, 1992, the credit card industry responded to increasing levels of credit card fraud by requiring advance authorization of all credit card transactions or else charging the merchant extra processing fees for unauthorized charges. It is estimated that 97% of all credit card purchases in the U.S. are preceded by such authorizations.

         For the small merchant, or direct salesperson, the Company offers its Credit Verification Phone ("CVP"), which is a host-based system utilizing an interactive Voice Platform instead of a modem. The device is manufactured by KIA Intertrade, an unaffiliated company located in Korea. The CVP is compact and light-weight. It does not require A.C. power, is portable, offers a voice tutorial to users, and can be used as a standard telephone if desired. Prices range from $195 to $395 for this product. The Company also provides minor repairs at its Euless, Texas facility for malfunctioning CVP terminals, and returns malfunctioning CVP terminals requiring major repair to the manufacturer for replacement.

         In addition to equipment, the Company provides credit card services as an independent sales organization (ISO) of Heartland Card Services, Inc., a credit processing company. The Company is charged interchange costs to the credit card provider (VISA and Master Card) by Heartland and pays to Heartland a share of the increase over the interchange cost charged to its clients. The Company also has agency agreements with Delta Card Systems/Woodforest Bank, Electronic Card Systems, First American Payment Systems/First National Bank in Brookings and Money Transfer System/NPC whereby the Company purchases credit card processing at an established rate, and retains the incremental price it charges its customers above that rate. Because of these relationships, the Company believes it is competitive in the rates being offered to all types of businesses ranging from the sole trader to large merchants.

         The Company's customers are broadly divided into two sections (i) small merchant, sole traders or direct sales person, and (ii) larger, often multi-locational businesses. Approximately 30% of sales were made to the small merchant category during the twelve months ended June 30, 1998.

         For the large merchant the Company is able to offer other manufacturers' systems such as Verifone and Hypercom purchased to meet the appropriate need. The larger merchants approached by the Company usually require more expensive and more sophisticated credit card processing equipment. Most of this equipment necessitates a dedicated phone line compared to the port ability of the CVP.

         Competition for credit card verification business is intense, and the market is saturated with systems to meet this need, many of which have greater experience in the industry and financial resources available to them. Most are modem based, on-line systems requiring a dedicated phone line, and the cost of access systems ranges from $195 to $1,700. The Company believes it can compete for a share of the business because of the affordability, portability and multiple uses of its CVP and due to its relationships with processing banks and card providers. In excess of $100 million of annual credit card business has been contracted by the Company since October 1997. Competition in this section is also offered by major banking organizations or their subsidiaries, such as Bank America, Wells Fargo, Citibank, Chase and First USA. While these competitors obviously have more financial strength, the Company believes it can compete effectively because of its flexibility to respond to customer needs and its orientation to the smaller users in the marketplace.

         Business  is  generated  either by  incoming  responses  from  national
advertising   or  from   contact  by  the   Company's  75   commissioned   sales
representatives.

Home-Based Business Segment

         The Company operates this segment through two wholly owned subsidiaries, HBG and AmeraPress. HBG conducts seminars in major cities throughout the United States and offers attendees the opportunity to purchase introductory kits to approximately three different home-based businesses. One of these businesses is AmeraPress, and the others include vending machines and an Internet product, neither of which is affiliated with the Company except that a director of HBG is a shareholder and officer of the vending machine company, Vendworx, Inc. The Internet product has been developed by Wealth International, Inc. There are no written contracts with these corporations.

         HBG attracts its attendees by a mailing campaign requesting recipients to call in and register for attendance at the appropriate seminar. It earns its income from the sale of the introductory kits provided free of charge by the offered businesses, and from an additional fee paid by those businesses for each sale made. The introductory kits are sold from prices ranging from $195 to $295 each or combined for prices ranging from $495 to $695. The purchase of these kits entitles the purchaser to become a distributor without any further charge. There is sufficient salable material in the kit to enable the distributor to recover the initial outlay.

         AmeraPress conducts business with the distributors enrolled at the HBG seminars by the purchase of the Introductory Kit. This kit includes video and audio tapes, distribution manual and sufficient salable materials to make 100% return on their cost. The distributors are advised by AmeraPress how to make their home business operate. Such business is to introduce consumers to the opportunity of having a photograph of their choice, and the appropriate words or sketches of their choice printed on high quality, fully-laminated trading, business, or greeting card, or post card or calendar. Sales are made by way of pre-paid voucher which the distributor buys from AmeraPress and resells to the consumer at a profit. Thereafter the distributor's job for that sale is finished, and the consumer returns the voucher with all appropriate information to AmeraPress for fulfillment. Distributors are not authorized to sell distributorships, and for that reason neither HBG nor AmeraPress are multi-level marketing organizations.


         AmeraPress conducts is printing operations in its 20,000 square foot facility in Euless, Texas. See Item 3 - Description of Property.

         The home-based business industry is extremely large and very competitive. Distributors are sought for many multi-level and direct sales organizations, and many home-based business opportunity seminars are held. The Companies rely on the responses to the mail campaigns for attendance at seminars. Other groups use similar methods and other seminar companies use Infomercials on local and cable television. Additionally, there is a wide variety of home business opportunities being offered by these groups, and there is no certainty that the businesses being offered by HBG will be attractive to the attendees of the seminars. However, the Company believes it has been able to compete effectively due to the sheer size of the market for these goods and services.

Technology Division

         Through March 31, 1998, all of the Company's business and revenues were produced from the Home-Based Business Segment and the Credit Card Processing and Authorization Segment. However, the Company continually seeks opportunities to diversify its operations and exploit products and markets with the potential for rapid growth. The Company believes that the technology offered by the multi-media add-in card of MAXpc Technologies, Inc. ("MAX") produced such an opportunity.

         In April 1998, the Company acquired all of the common stock of MAX, which has the exclusive right to manufacture and market a high performance, multi-media add-in card providing both hardware and software for personal computers. This card offers 22 different media functions, including full motion video capture and editing; DVD movie playback and H Stop 324 video phone over standard phone lines. Such card enhances the performance of computers, either as an add-in at time of manufacture or installed into existing units. The card, with its own inbuilt processor, has the ability to perform multi-media software functions, simultaneously if need be, without detracting from the central processor of the computer. Additional software can be added to the card as developed.

         The card was developed by Chromatic Research of California, and, subsequent to its acquisition by the Company, MAX purchased the exclusive right to manufacture and market the card by the acquisition of Chromatic's inventory of partially completed units and components for a cost of approximately $550,000.

         Since April 1998, the staff of MAX have applied themselves to the development of a marketing campaign, including the purchase and registration of trade marks, trade names, and the development of packaging materials. Target markets are original equipment manufacturers, dealers and sellers in the industry. Evaluation cards have begun to be offered to industry groups, and a national marketing campaign is anticipated to commence in August 1998.

         No revenues or expenses of MAX were incurred prior to March 31, 1998, and none are included in the financial statements attached hereto or in any pro forma data.

         The Company continues to look for additional software applications which may be integrated into the card, and it is believed some of these will give rise to the availability of patent protection. The Company will continue limited research and development in this regard.

         While the Company believes that the MAX board fulfills functions that no other single board can achieve, competition in the industry is extremely high, and new developments and products are offered regularly. Marketing is being targeted to original equipment manufacturers, dealers and resellers in the industry. There is no assurance the marketing efforts for this computer card will be successful.



Environmental Impact

         None of the Company's activities utilize any hazardous materials or results in any discharge of pollutants into the environment. The Company believes it complies fully with all environmental laws and regulations.

Year 2000

         The Company does not expect any adverse consequences from the problems arising in the computer industry upon the advent of the year 2000.



Employees

         The Company employs a total of 132 full-time persons, including 44 in its HBG facility in St. George, Utah, 61 at its AmeraPress facility in Euless, Texas, 4 in its technology division, 17 in its credit card verification business, and six in its corporate headquarters, including three executive personnel. The credit card verification business also relies on the sales efforts of approximately 75 commission-only personnel. None of such persons is represented by a union, and the Company believes its relations with its employees is very good.

Regulation

         The Company's only regulatory issues not common to all businesses is the oversight of its home-based business services and sales programs by the U.S. Federal Trade Commission. The laws and regulations of the FTC provide for consumer protection against false and misleading sales promotions, but do not include any advance filing or approval requirements. The Company is required to exercise supervision over the methods and content utilized in the marketing of business opportunities, and it believes it is in compliance with these laws; however, see Part II, Item 2, "Legal Proceedings".

Item 2.  Management's Discussion and Analysis or Plan of Operation

General

         The Company through its wholly-owned subsidiaries:

         (i) sells and distributes merchant credit card authorization and payment systems to direct marketing merchants throughout the United States (commenced November 1994);

         (ii) markets home-based business through seminars (acquired in 1997) and produces customized printing for distribution by home-based businesses (commenced January 1996); and

         (iii)    manufacturers   and  markets  computer  hardware and  software
                 (commenced April 1998).



         Revenues and expenses for the fiscal year ended June 30, 1996 applied only to the credit card authorization systems and to six months of the customized printing business. Revenues and expenses for the fiscal year ended June 30, 1997 applied to a full year for each of these businesses. No results from the computer hardware and software are included in the revenues and expenses for any period.

         For the nine months ended March 31, 1998, the Company's revenues and expenses apply to the operations of these two businesses for the whole period, and to the seminar business for only the six months since acquisition.


                         SELECTED FINANCIAL INFORMATION
                         ------------------------------
                                                                                 Nine Months      Nine Months
                                                    Year Ended                   Ended            Ended
                                            6/30/96             6/30/97          3/31/97          3/31/98
                                            -------             -------          -------          -------

Statement of Operations Data

         Net sales                        $2,005,486           $13,420,766       $9,596,882       $ 17,002,945
         Gross profit                      1,581,288            11,537,659        8,265,746         14,926,871
         Operating income (loss)            (709,833)            3,162,307        2,219,844          1,592,787
         Net earnings (loss) after tax      (709,833)            2,923,519        2,113,259            917,730
         Net earnings (loss) per share          (.14)                 N/A              N/A                 .17
         Pro forma net earnings (1)                --            1,964,378        1,398,502                 --

         Pro forma earnings per share              --                  .39              .28                 --

(1) Pro forma net earnings give effect to income taxes that would have been provided if the Company had been subject to federal and state income taxes for all periods. See Note L to Financial Statements.

                                                    June 30, 1997                March 31, 1998
                                                    -------------                --------------
Balance Sheet Data

         Total assets                                $  1,312,441                $ 3,885,183
         Working capital deficit                       (5,017,331)                (1,591,605)
         Total liabilities                             10,438,045                  3,518,057
         Stockholders' equity (deficit)                (9,125,604)                   367,126



Results of Operations

Nine months ended March 31, 1998 compared to nine months ended March 31, 1997.

Revenues

         Revenues increased by approximately 77% from $9,596,882 in the nine months ended March 1997 to $17,002,945 in the nine months ended March 1998. This increase was primarily from sales by the Home Based Business Segment through expansion of the printing business and to the inclusion of the revenues of Home Business Group Inc. Revenues of this segment were the largest component of sales and increased by approximately 99% from $8,586,852 in the nine months ended March 1997 to $17,047,755 in the nine months ended March 1998.

         Revenues during the nine months ended March 31, 1998 were adversely affected by the FTC action (See "-Recent Events"). This effect has not been quantified.

Cost of Sales

         Cost of sales increased by approximately 56% from $1,331,136 in the nine months ended March 1997 to $2,076,074 in the nine months ended March 1998. The increase resulted from the increased operating activity of the Home Based Business Segment, but reflects the higher margins obtainable as such sales increase.

Gross Profit

         Group gross profit increased approximately 81% from $8,265,746 in the nine months ended March 1997 to $14,926,871 in the nine months ended March 1998. The increase is almost entirely due to, and reflects the expansion of, the printing business and the inclusion of gross profit from the seminar business, both forming the Home Based Business Segment. This 88% gross margin demonstrates the attractiveness of this business to the Company.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses increased approximately 121% from $6,045,902 in the nine months ended March 1997 to $13,334,084 in the nine months ended March 1998. The increase was due almost entirely to the Home Based Business Segment and reflects the increases of labor, commissions, delivering expenses, and overheads necessary to achieve the increased revenues achieved by the division. In addition, attorney fees increased by $405,226 to $463,272, for the nine months ended March 1998, due primarily to the defense against the FTC action. (See "-Recent Events").

Interest Expense

         Interest expense of $141,734 incurred during the nine months ended March 1998 was paid primarily on the promissory note to the Company's Shareholders who sold AmeraPress to the Company. On December 15, 1997 the note was converted to Series A Preferred Stock, and no further interest is payable. No interest expense was incurred for the nine months ended March 1997.

Income Taxes

         Income taxes of $533,323 were accrued based on income earned for the nine months ended March 1998. Only state income tax was accrued for the nine months ended March 1997, because for that period the income was earned in a limited liability company for which the members of the LLC were personally responsible for federal taxes on the Company's income.

Net Earnings

         Net earnings decreased by approximately 57% from $2,113,259 in the nine months ended March 1997 to $917,730 in the nine months ended March 1998. This decrease was due to the increased profitability of the Home Based Business Segment and reflected both the business expansion and the inclusion of the seminar business, offset by significantly higher selling, general and administrative expenses and legal fees related to the defense against the FTC action. (See "-Recent Events"). In addition, income tax expense of $533,323 was recorded for the nine months ended March 1998, while $106,585 was recorded for the nine months ended March 1997.



Fiscal year ended June 30, 1997 compared to year ended June 30, 1996

Revenues

         Revenues increased by approximately 569% from $2,005,486 in the year ended June 30, 1996 to $13,420,766 in the year ended June 30, 1997. The increase is due almost entirely to the Home Based Business Segment which booked its first full year of operation.

Cost of Sales

         Cost of sales increased by approximately 344% from $424,198 in the year ended June 30, 1996 to $1,883,107 in the year ended June 30, 1997. The increase was almost entirely due to the Home Based Business Segment and represents the increased costs needed to achieve the increased revenues.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses increased approximately 266% from $2,291,121 in the year ended June 30, 1996 to $8,375,352 in the year ended June 30, 1997. The increase represents the costs of labor, commissions, delivery expenses, and overheads required by the Home Based Business Segment to achieve the increased revenues.

Interest Expense


         Interest expense of $44,247 incurred in the year ended June 30, 1997 was paid on the promissory note to the Sellers of AmeraPress. No interest expense was incurred in the year ended June 30, 1996.



Income Tax

         The income tax expense in the year ended June 30, 1997 of $194,541 was accrued on the net profit of the divisions earned from the date of acquisition by the Company to June 30, 1997. No income tax was accrued in the year ended June 30, 1996. The effective rate of tax for the year ended June 30, 1997 was less than the full statutory rate due to the availability of net operating losses from prior years.

Net Earnings

         Net earnings increased from a loss of $709,833 in the year ended June 30, 1996 to a profit of $2,923,519 in the year ended June 30, 1997. The increase of profitability was almost entirely due to the Home Based Business Segment which operated for the full year to June 30, 1997 compared to only six months in the year to June 30, 1996.

Liquidity

         The Company had working capital deficits of ($1,591,605) at March 31, 1998 and ($5,017,331) at June 30, 1997. The Company's cash flow and working capital requirements are primarily affected by the receipt of payments from customers, which generally are due at the time of sale, and payment of operating expenses. The reduction in the working capital deficit from June 30, 1997 to March 31, 1998, of $3,425,726, included (a) additional investment in receivables and other assets as a result of increased sales and related activities; (b) $5,000,000 of current maturities of notes payable to stockholders were converted to preferred stock; (c) accounts payable increased by $1,748,757, from $536,953 at June 30, 1997 to $2,285,710 at March 31, 1998 and accrued expenses increased by $552,772 from $66,551 at June 30, 1997 to $619,323 at March 31, 1998. The
increases are due to additional payables related to the increased level of sales and related costs, $400,000 accrued for estimated refunds to be given to customers as a result of the FTC action and accrual of $326,817 of legal fees incurred as a result of the FTC action; (d) income taxes payable increased by $338,782, from $194,541 at June 30, 1997 to $533,323 at March 31, 1998. Income
taxes were accrued based on income earned for the nine months ended March 31, 1998, while federal income taxes were accrued only on earnings from the date of acquisition of AmeraPress during the year ended June 30, 1997 due to the availability of net operating losses from prior years, and the company operated as a limited liability company prior to the AmeraPress acquisition, and the members of the LLC were personally liable for federal taxes on the Company's income. Therefore, the Company's operating activities provided net cash of $2,616,865 for the nine months ended March 31, 1998 and $3,290,810 for the year ended June 30, 1997.

         Investing activities of the Company consisted of the acquisition of property and equipment in the amounts of $263,978 and $703,949 for the year ended June 30, 1997 and the nine months ended March 31, 1998, respectively.

         Financing activities of the Company consisted of note repayments and distributions to stockholders in the total amounts of $2,680,000 and $1,560,299 for the year ended June 30, 1997 and the nine months ended March 31, 1998, respectively.

         Notes payable to stockholders in the total amount of $8,000,000 were converted to preferred stock in the nine months ended March 31, 1998.

         Future cash resources available to the Company are expected to come from profitable operations and the additional issue of shares as a result of anticipated exercises of warrants at $4 each. Should the need arise for further funding for increases in inventories or for capital equipment, the Company would address the possibility of lines of credit from lending authorities and new issues of capital stock. There is no assurance that these resources will be available to the Company.

Recent Events

Federal Trade Commission

         On February 17, 1998, the Federal Trade Commission (FTC) obtained from the United States District Court an ex parte Temporary Restraining Order and Asset Freeze on AmeraPress, Inc., and Home Business Group, Inc., two of the subsidiary companies of the Company. A Temporary Receiver was also appointed by the Court. The FTC alleged that the Company was offering prepaid business ventures in which the purchaser could expect to receive a specific level of earnings and that such representations were false and misleading and constituted deceptive acts or practices in violation of Section 5(c) of the FTC Act (15 U.S.C Sec 45(a)).


         On February 27, 1998, the Federal District Court removed the Temporary Restraining Order and replaced it with a new order which substantially eased the restrictions placed on the Company. Under the new order, the Company resumed operations under limited oversight by a court appointed monitor to review expenditures of the Company within specified limits and monitor sales information.

         On April 6, 1998, the defendants filed a counterclaim against the FTC alleging that the FTC acted unlawfully in obtaining an exparte restraining order that was overbroad, harrassing and inappropriate to the Company's situation, and that the FTC had acted in a pattern of deceit, coercion and harrasment to obtain information from and about the defendents.

          On April 13, 1998 the FTC and the Company agreed to a compromise and settlement of the case. The Company did not admit to any violation of any law, statute, rule, or regulation or to the commission of any wrongful act; however, it believed that it reached a settlement that would end the litigation and permit the Company to operate under reasonable restrictions. Such agreed order of settlement included a permanent injunction against making any false or misleading statement or misrepresentation about any business venture, product or service offered by it and the potential income that might be derived therefrom.

         The agreement with FTC included the payment to the FTC of refunds to distributors which would be reimbursed to those distributors by FTC. Refunds due prior to the FTC action were approximately $145,000 and increased to more than $465,000 during the time of the FTC investigation. The Company believes that many of the distributors were led to believe that the Company was being closed. In addition, the Company paid an administrative fee of $35,000. The Company has a policy of offering refunds to distributors for a period of ten days, and the average rate of refunds experienced before the FTC action was approximately 10% of sales.

         Legal fees approximating $500,000 have been incurred and paid fighting this action. These requests for refunds and legal fees have adversely affected the Company's profitability and cash resources during the fourth quarter of fiscal 1998. To meet these extraordinary expenses the Company encouraged warrant holders to exercise, by reducing the exercise price of its Class A Warrants from $6.00 to $4.00 per warrant as permitted by the instrument creating the warrant. As of June 30, 1998, a total of 160,835 shares had been issued upon exercise of warrants, generating $643,340 in additional equity. In addition, in June 1998 the Company issued Convertible Debentures for $400,000 and 350,000 shares of Series B Preferred Stock for a purchase price of $3,500,000. The Company has therefore obtained adequate cash to enable it to return to a full operating level and meet its obligations for the foreseeable future.

MAXpc Technologies, Inc.

         On March 13, 1998, the Company agreed to purchase all of the issued and outstanding stock of MAXpc Technologies, Inc., subject to a 30 day due diligence period. The Company believed that MAX provided an opportunistic source of revenues that could be acquired for common stock and future development costs and that could provide an entry into the rapidly expanding market for computer equipment.

         On April 13, 1998, the agreement became effective, and 200,000 shares of common stock were issued to the Seller. At the same time, finders fees of 10,000 shares of common stock were issued. MAX's assets consisted only of its contract rights to acquire and develop its products and associated know-how and good will. Since the acquisition, the activities of MAX have consisted of the development of a marketing program, purchase and registration of trade marks and trade names and development of packaging materials.



         MAXpc Technologies, Inc. has the exclusive rights to manufacture and market a high performance, multi-media add-in card providing both hardware and software for inclusion in either new or existing computers.



Forward Looking Statements

         Statements that are not historical facts included in this registration statement are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties that could cause actual results to differ from projected results. Such statements address activities, events or developments that the Company expects, believes, projects, intends or anticipates will or may occur, including such matters as future capital, business strategies, expansion and growth of the Company's operations, cash flow, marketing of products and services, and development of new products and services. Factors that could cause actual results to differ materially ("Cautionary Disclosures") are described throughout this registration statement. Cautionary Disclosures include, among others: general economic conditions, the markets for and market price of the Company's products and services, the Company's ability to find, acquire, market, develop and produce new products and services, the strength and financial resources of the Company's competitors, the Company's ability to find and retain skilled personnel, labor relations, availability and cost of material and equipment, the results of financing efforts, and regulatory developments and compliance. All written and oral forward-looking statements attributable to the Company are expressly qualified in their entirety by the Cautionary Disclosures. The Company disclaims any obligation to update or revise any forward-looking statement to reflect events or circumstances occurring hereafter or to reflect the occurrence of anticipated or unanticipated events.



Item 3.  Description of Property

Principal Plants and Other Property

         On February 1, 1998, subsequent to the expiration of the Company's lease from an unaffiliated party on its principal executive offices, located at 14990 Landmark Place, Suite 250, Dallas, Texas, the Company moved its principal executive offices to 8115 Preston Road, Suite 800, Dallas, Texas 75225. The premises, which are leased from an unaffiliated party, consist of 11,010 square feet. The executive office facility contains five management offices, 11 work stations, state of the art computers, and related software. Monthly rent is $22,020 through the remainder of a sixty-four month Lease Term, which expires on May 31, 2003.

         The Company has a renewal option to extend the Lease Term for one additional period of five years, at a rental rate equal to the prevailing market for such premises at that time.

         The Company's printing facility is located at 203 South Ector Drive, Euless, Texas. The premises, which are leased from an unaffiliated party, consist of approximately 19,777 square feet. Monthly rent is $3,500, commencing January 1, 1996 through March 31, 1999. The Company has a renewal option to extend the lease for one term of three years, at a monthly rental of $4,025. The facility contains printing and pre-press equipment, including Polar cutting machines, Challenge cutting machines, GBC double sided and single sided laminating machines, multiple Cannon color processors, photo scanners, and Macintosh computers. Approximately 1,500 square feet of this facility is used for storage of executive office records, and for the shipping and programming of CVP equipment. Pursuant to an Addendum to the lease, the Company has an exclusive option to purchase the property, such option to terminate on March 31, 1999. The Company has the option to purchase the property and will consider the possibility during 1998. The Company believes its current facilities are adequate for its current needs.



         The Company's facility which houses HBG is located in St. George, Utah. The premises, which are leased from a company owned by a director of HBG, consist of approximately 3,000 square feet. Monthly rent is $3,000 under a month-to-month lease.

         All of the Company's properties are covered by property and casualty insurance the Company believes to be adequate.

Item 4.  Security Ownership of Certain Beneficial Owners and Management



         The following table sets forth information as of June 30, 1998 with respect to persons known to the Company to be the beneficial owners of more than 5% of its voting securities and with respect to the beneficial ownership of such securities by each director of the Company and by all directors and executive officers of the Company as a group.


                                    Number of Shares                        Number of Shares
                                 (Assuming No Exercise                     (Assuming Exercise
Name and Address of               of Class A Warrants                       of Class A Warrants
   Beneficial Owner                    by Holder) (1)    Percent                by Holder)(1)    Percent
-----------------------          ----------------------  -------           --------------------  -------
Lawrence R. Biggs, Jr.                   1,070,000                              2,158,000
  8115 Preston Road
  Eighth Floor-East
  Dallas, Texas 75225

Lawrence A. Cahill                       2,000,000                              3,900,000
 3330 Southgate, S.W.
 Cedar Rapids, Iowa 52404

Donald G. McLellan(2)                      800,000                              1,460,000
  8115 Preston Road
  Eighth Floor-East
  Dallas, Texas 75225

Ronald L. Brown                             50,000                                  --
  Suite 2200
  One Galleria Tower
  Dallas, Texas 75240

Directors and executive                  4,332,500                              7,980,500
  officers as a group
  (9 persons)


---------------

(1) Messrs. Biggs, Cahill, McLellan and all executive officers and directors as a group beneficially own Class A Warrants exercisable until June 1999 at a price of $4.00 per share for 1,088,000, 1,900,000, 660,000 and 3,648,000 shares of Common Stock, respectively.

(2) Mr. McLellan has 50% voting and investment power in Vision Finance and Management, a family company which owns of record 400,000 shares of Common Stock and 400,000 Class A Warrants included in the table as being beneficially owned by Mr. McLellan. His spouse owns the other 50% of Vision Finance and Management.


         The Company is not aware of any arrangement which might result in a change in control in the future.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

         The following table sets forth certain information about the directors, executive officers, and significant employees of Voxcom Holdings, Inc. and its wholly-owned subsidiaries, Voxcom Systems, Inc., AmeraPress, Inc., and Home Business Group, Inc.




                                                                                         Position with Subsidiaries
                                                                                         Company(1)(2)(3)(4)

Name                                Age              Position with Company

Lawrence R. Biggs, Jr.              39               Chairman of the Board,              (1)(2)(3)(4)
                                                     Chief Executive Officer             (1)(2)
Donald G. McLellan                  58               President, Secretary and
                                                     Director                            (1)(2)(3)(4)
Lawrence A. Cahill                  61               Director                            (1)(2)
Ronald L. Brown                     51               Director
Leslie D. Crone                     45               Chief Financial Officer             (1)(2)(3)(4)
Delmar E. Guenther                  60                                                   (1)
Gwynda Gee                          30                                                   (2)
Kim Crowther                        46                                                   (3)
Brian Jenson                        37                                                   (3)
Gary Raabe                          32                                                   (4)



(1)  Officer and/or Director of Voxcom Systems, Inc.

(2)  Officer and/or Director of AmeraPress, Inc.

(3)  Officer and/or Director of Home Business Group, Inc.

(4) Officer and/or Director of MAXpc Technologies, Inc.

         Lawrence Biggs is the founder of the Company and has been Chairman of the Board and Chief Executive Officer of Voxcom Holdings, Inc., Voxcom Systems, Inc., and AmeraPress, Inc. since June 1997. Mr. Biggs is Chairman of the Board of Home Business Group, Inc., holding that position since August 1997. During 1988, Mr. Biggs was Vice president of Public Telecom Corporation; a private company that developed a microprocessor controlled desktop telephone designed for specific network access. From 1989 to 1994, Mr. Biggs was president and CEO of Strategic Telecom, Inc. ("Strategic"). While associated with Strategic, he developed and contracted for the manufacture of the Access Phone, a product patented under his name for specific applications, some of which are used by Voxcom. During the time Mr. Biggs was associated with Strategic, in excess of 150,000 Access Phones were placed in hotel rooms throughout the United States. During 1993, Strategic's board of directors rejected the attempt of an investor group to sell the company. The investor's group filed an involuntary Chapter 7 Bankruptcy Proceeding in the United States Bankruptcy Court, District of Delaware in November, 1994, which was subsequently converted to a Chapter 11 Bankruptcy Proceeding in January, 1995 and confirmed by the Court in May 1995.
Mr. Biggs resigned as president and CFO in November 1993. Mr. Biggs was a founding director of the National Pay Telephone Association in 1984. He attended the University of Nevada, Las Vegas from 1977 to 1981.

         Donald G. McLellan has been President of Voxcom Holdings, Inc. since June 1997, as well as Director of Voxcom Holdings, Inc., Voxcom Systems, Inc., and AmeraPress, Inc. since that date. He has been a Director of Home Business Group, Inc. since August 1997. Mr. McLellan is a native of Australia where he was involved in the formation and capitalization of entrepreneurial companies in various industries. In 1989, he found the initial investment monies for Strategic Telecom, Inc., and acted as a consultant to the Company until 1992, when he was appointed C.F.O. In November 1993, Mr. McLellan became C.E.O. of Strategic, serving in that capacity throughout the company's Chapter 11 bankruptcy proceeding, and until the confirmation of its Plan of Reorganization in May 1995. Mr. McLellan became a Fellow of the Institute of Chartered Accounts (the Australian equivalent to Certified Public Accountant) in 1963.

         Lawrence Cahill has been a Director since June 1997. Mr. Cahill is the President and Treasurer of Larken, Inc., a Cedar Rapids, Iowa-based hospitality management company founded by Mr. Cahill and his brother in 1956. Larkin, Inc. presently manages over fifteen hotels with approximately 3,500 rooms throughout the continental United States and has been the largest franchiser of Holiday Inn hotels. Mr. Cahill specializes in property acquisitions and private investments.

         Ronald L. Brown has been a director since June, 1997. Mr. Brown is a principal of the Dallas law firm of Glast, Phillips & Murray, P.C., which serves as general counsel to the Company. He has been in the private practice of law since 1975. In 1983-85, he was an adjunct professor of law at Southern Methodist University. Mr. Brown serves on the Board of Directors of several privately owned companies.



         Leslie D. Crone, Chief Financial Officer, joined the Company in May 1998. Prior to this, he was employed as a senior manager at a public accounting firm, Grant Thornton, LLP, from November 1989 to November 1997. He was self-employed from December 1997 to May 1998.


         Delmar E. Guenther, President of Voxcom Systems, Inc., joined Voxcom Systems, Inc., in August 1994, to help develop the banking and processing systems for Voxcom Systems' CVP. Prior to 1994, he was self-employed as the owner of Merchant Financial Systems.



         Gwynda Gee, President of AmeraPress, Inc., joined AmeraPress, Inc. as Vice President of Operations in September 1996. In this capacity, Ms. Gee restructured the customer service and production departments to maximize employee efficiency, improve product quality and customer service. Ms. Gee was named President of AmeraPress in January 1998. From November 1995 to August 1996, Ms. Gee was Vice President of Operations for Hardwarehouse. Ms. Gee was Systems Director for Voxcom Systems from December 1994 to November 1995. Ms. Gee jointed Strategic Telecom in 1989 and during the course of her tenure advanced to Systems Director before her departure in December 1994. See the discussion above under Mr. Biggs regarding the bankruptcy of Strategic Telecom.

         Kim D. Crowther, President of Home Business Group, Inc. since April 1996. Prior to that he was employed by Financial Freedom Reports, Inc. for at least five years as a motivational speaker.

         Brian Jensen, Vice President and co-founder of Home Business Group, Inc. since April 1996. From 1993 to the present he has served as President of Vendworx, Incorporated, a supplier of candy vending machines.


         Gary J. Raabe, CEO of MAXpc Technologies, Inc., since April 1998. Prior to that, from 1993 to 1998, he was the owner and operator of Computer Broker. From 1991 to 1993, he was the operations manager of The Logic Approach. He has specialized in the development of low cost telecomuting, televideo conferencing, televideo marketing, video surveillance and video-configuration systems.

         Directors serve for a term of one year or until their successors are elected and qualified. Directors do not receive cash compensation for serving as such.

         Executive officers are appointed by and serve at the will of the Board of Directors. There are no family relationships between or among any of the directors or executive officers of the Company.

         By virtue of their activities in founding and organizing the Company, as well as their beneficial ownership of its voting securities, Lawrence R. Biggs, Jr., Donald G. McLellan, and Lawrence A. Cahill may be deemed to be "promoters" of the Company.


Item 6.  Executive Compensation



         The following summary compensation table sets forth certain information regarding compensation paid during each of the three fiscal years ended June 30, 1998, 1997 and 1996, to the persons serving as the Company's chief executive officer and each executive officer whose annual compensation exceeded $100,000.

Name and Principal             Fiscal               Total Remuneration
   Position                    Year             Salary            Commissions(2)
------------------             ------           ------            -----------

Lawrence Biggs,                1998             $151,392          $562,252
 Chairman                      1997              151,392           384,655
                               1996(1)           153,078            23,751

Donald G. McLellan,            1998             $102,000          $280,490
 President                     1997              102,000           192,328
                               1996(1)            72,450            16,771

Gwynda Gee                     1998             $101,458          $ 39,057

---------------------

(1) Compensation paid by Voxcom Systems prior to acquisition by Voxcom Holdings.

(2) Commissions paid are computed on a percentage of gross sales of AmeraPress as follows: Lawrence Biggs - 4%, Donald G. McLellan - 2%, and Gwenda Gee - 0.4%.



         There is no employment agreement with any executive officer. There are no salary, bonus or incentive plans covering cash or securities except the Company's 1997 Stock Bonus Plan relating to individuals or one-person service corporations who render legal, professional, or consulting services to the Company.

Item 7.  Certain Relationships and Related Transactions

         Lawrence R. Biggs, Jr., a director, executive officer and promoter of the Company, acquired 30,000 shares of Voxcom Systems for $300 upon its organization in November 1994.

         Lawrence Cahill, a director and promoter of the Company, acquired 50,000 shares of Voxcom Systems for $500.

         Donald G. McLellan, a director, executive officer and promoter of the Company, acquired 20,000 shares of Voxcom Systems for $200 and transferred 10,000 shares to Vision Finance and Management.



         The Company acquired all of the issued and outstanding stock of Voxcom Systems in exchange for 4,000,000 shares of the Company's voting Common Stock and 4,000,000 Class A Warrants pursuant to an Agreement and Plan of Reorganization, dated June 9, 1997 In connection with this transaction, Lawrence
R. Biggs, Jr. received 1,200,000 of such shares and 1,200,000 of such warrants; Donald G. McLellan and Vision Finance and Management received 800,000 of such shares and 800,000 of such warrants, and Lawrence Cahill received 2,000,000 of such shares and 2,000,000 of such warrants. See Part I, Item 1, "Description of Business--General" and Part I, Item 5, "Directors, Executive Officers, Promoters and Control Persons."

         In June 1997, concurrent with the closing of the Agreement and Plan of Reorganization, the Company acquired 10,000 shares of AmeraPress common stock, representing 100% of shares outstanding, pursuant to a Stock Purchase Agreement dated June 9, 1997. Such transaction resulted from an arms'-length negotiation between the AmeraPress sellers (Messrs. Biggs, McLellan and Cahill), and the prior management of the Company. The consideration for the sale of AmeraPress common stock was a Promissory Note in the amount of $10,000,000 payable to Messrs. Biggs, McLellan, and Cahill payable in 24 monthly installments of principal plus interest on the unpaid balance at the prime rate, secured by a Security Agreement-Pledge in favor of Messrs. Biggs, Cahill and McLellan as
Secured Parties. Messrs. Cahill, Biggs and McLellan realized a gain of approximately $9.3 million on the sale of AmeraPress. In December 1997, the Company requested and the holders agreed to exchange the remaining $8,000,000 amount of the Promissory Note for 80,000 shares of the Company's Series A Preferred Stock, valued at $8,000,000. Such exchange was made in order to improve the Company's financial condition and cash flow. See Item 8 "-Description of Securities, Series A Preferred Stock."

         In April 1998, Lawrence Cahill advanced $300,000 to pay the fees of law firms representing the Company in the case against the Federal Trade Commission. The Company repaid such loan without interest in June 1998.

         In May 1998, the Company entered into a Consulting Agreement with Jande International Holdings, LLC to provide consulting services consisting of financial and securities advice and in connection therewith issued 110,000 shares of common stock valued at $275,000. An affiliate of Jande, Ely Mandell, was the owner of 25% of the outstanding common stock of the Company prior to the reorganization in June 1997.

         In June 1998, the Company entered into a Consulting Agreement with S.G. Financial, Inc., to provide consulting services consisting of exploring marketing opportunities in Germany for the Company's products and securities, and in connection therewith issued 30,000 shares of common stock valued at $75,000. An affiliate of S.G. Financial, David Lezak, was a former director, executive officer and owner of 25% of the common stock of the Company prior to the reorganization in June 1997.


Item 8.  Description of Securities

         The authorized capital stock of the Company consists of 75,000,000 shares of capital stock, composed of 25,000,000 shares of Common Stock, par value $0.0001 per share ("Common Stock"), and 50,000,000 shares of Preferred Stock, par value $.0001 per share ("Preferred Stock").

Common Stock


         Voting Rights. Each holder of shares of Common Stock is entitled to one vote for each share of Common Stock for the election of directors and on each other matter submitted to a vote of the stockholders of the Company. The holders of Common Stock have exclusive voting power on all matters at any time. No Preferred Stock with superior voting rights is issued and outstanding.

         Liquidation Rights. Upon liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in distributions of any assets after payment in full or provision for all amounts due creditors and provision for any liquidation preference of any other class or series of stock of the Company then outstanding.

         Dividends. Dividends may be declared by the Board of Directors and paid from time to time to the holders of Common Stock, on such record dates as may be determined by the Board of Directors, out of the net profits or surplus of the Company.

Warrants

         All stockholders of the Company hold one Class A Warrant for each common share acquired by them. Each warrant entitles the holder to purchase one share of Common Stock for $4.00. If not exercised, Class A Warrants expire in June 1999. If exercised, the holder will receive one Class B Warrant for each

Class A Warrant exercised. Each Class B Warrant entitles the holder to purchase one share of common stock for $20.00. If not exercised, Class B Warrants expire in June 2000. At June 30, 1998, there were 4,839,101 Class A Warrants and 160,835 Class B Warrants outstanding.


Preferred Stock

         The Board of Directors of the Company has the authority to divide the Authorized Preferred Stock into series, the shares of each series to have such relative rights and preferences as shall be fixed and determined by the Board of Directors. The provisions of a particular series of Authorized Preferred Stock, as designated by the Board of Directors, may include restrictions on the payment of dividends on Common Stock. Such provisions may also include restrictions on the ability of the Company to purchase shares of Common Stock or to purchase or redeem shares of a particular series of Authorized Preferred Stock. Depending upon the voting rights granted to any series of Authorized Preferred Stock, issuance thereof could result in a reduction in the voting power of the holders of Common Stock. In the event of any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the holders of each series of the then outstanding Authorized Preferred Stock may be entitled to receive, prior to the distribution of any asset or funds to the holders of Common Stock, a liquidation preference established by the Board of Directors, together with all accumulated and unpaid dividends. Depending upon the consideration paid for Authorized Preferred Stock, the liquidation preference of Authorized Preferred Stock and other matters, the issuance of Authorized Preferred Stock could result in a reduction in the assets available for distribution to the holders of Common Stock in the event of the liquidation of the Company.

         As of June 30, 1998, the only outstanding Authorized Preferred Stock is
(I) a series of 100,000 authorized shares of Series A Preferred Stock of which 80,000 shares are outstanding and (ii) a series of 350,000 authorized shares of Series B Preferred Stock, of which all 350,000 shares are outstanding. Following is a brief summary of certain provisions of each of this Series of Authorized Preferred Stock.

Series A Preferred Stock

         Voting Rights. Holders of Series A Preferred Stock have no right to vote their Shares, except that holders of Series A Preferred Stock, voting as a separate class by majority vote, must approve any amendment to the Designation of Rights and Preferences of Series A Preferred Stock, to (I) increase or decrease the number of authorized shares of Series A Preferred Stock, (ii) increase or decrease the Issue Price, (iii) effect an exchange, reclassification or cancellation of all or part of the shares of Series A Preferred Stock, (iv) effect an exchange, or create a right of exchange, of all or any part of the shares of another class into shares of Series A Preferred Stock, (v) change the designations, preferences, limitations, or relative rights of the Series A Preferred Stock, (vi) change the shares of Series A Preferred Stock into the shares of another class, or (viii) cancel or otherwise affect accumulated but undeclared dividends on the Series A Preferred Stock.

         Preemptive Rights. No holder of Series A Preferred Stock will be entitled as a matter of right to subscribe or receive additional shares of any class of stock of the Company, whether now or hereafter authorized, or any bonds, debentures or other securities convertible into such stock.

         Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, holders of Preferred Stock are entitled to be paid an amount agreed to $100 per share. Such Preferred Stock before any accounts an distributed to the holder of this Common Stock.

         Conversion Rights.   There are no conversion rights for holders of
                              Preferred Stock.

         Dividends.           The holders of Preferred Stock are not entitled to
                              receive any dividends.

         Redemption Rights.   The Preferred Stock is redeemable by the Company.
                              The redemption price is $100 per share.

Series B Preferred Stock

         Voting Rights. Holders of Series B Preferred Stock have no right to vote their shares, except as mandated by law and except that holders of Series B Preferred Stock, voting as a separate class by majority vote, must approve any amendment to the Designation of Rights and Preferences of Series B Preferred Stock, and any action of the Board of Directors, if such amendment or action would (i) increase or decrease the number of authorized shares of Series B Preferred Stock, (ii) increase or decrease the Issue Price (which is $10.00 per share), (iii) effect an exchange, reclassification or cancellation of all or part of the shares of Series B Preferred Stock, (iv) effect an exchange, or create a right of exchange, of all or any part of the shares of another class into shares of Series B Preferred Stock, (v) change the designations, preferences, limitations, or relative rights of the Series B Preferred Stock,
(vi) change the shares of Series B Preferred Stock into the shares of another class, or (viii) cancel or otherwise affect accumulated but undeclared dividends on the Series B Preferred Stock.

         Preemptive Rights. No holder of Series B Preferred Stock is entitled as a matter of right to subscribe or receive additional shares of any class of stock of the Company or any bonds, debentures or other securities convertible into such stock.

         Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, holders of Series B Preferred Stock are entitled to be paid an amount per share equal to the Issue Price, plus any accumulated and unpaid dividends, prior to any payments or distributions to the holders of Common Stock, but on a pro rata basis with holders of Series A Preferred Stock.

         Conversion   Rights.   Each  share  of  Series  B  Preferred  Stock  is
convertible, at the option of the holder thereof at any time prior to redemption, into that number of shares of Common Stock (the "Conversion Rate") determined by dividing the Issue Price by the lesser of (i) $3.24375 or (ii) 80% of the average closing bid price of the Common Stock in the over-the-counter market for the five trading days preceding the date upon which notice of conversion is given. The number of shares issuable upon conversion is also subject to certain anti-dilution adjustments for stock splits and combinations, reclassifications and mergers, consolidations or sales of all or substantially all of the assets of the Company.

         Dividends. The holders of Series B Preferred Stock are entitled to receive annual dividends in the amount of 5% of the Issue Price, payable quarterly in cash or, at the option of the Company, in shares of Common Stock at the rate equal to the Conversion Rate. Dividends are payable monthly and no dividend or other distribution shall be paid on shares of Common Stock or any other class of stock or series of Preferred Stock ranking equal or junior to the Series B Preferred Stock until all cumulative dividends have been paid.

         Redemption Rights. The Series B Preferred Stock is redeemable by the Company so long as all dividends on Series B Preferred Stock have been paid or set apart for payment. The redemption price per share is 120% of the Issue Price of the shares redeemed, plus the amount of any unpaid accumulated dividends to the date of redemption. Any record holder of Series B Preferred Stock may convert such Series B Preferred Stock into Common Stock prior to such date of redemption by delivering written notice to the Company of such holder's election to convert all or a portion of such shares.

Certain Rights of Holders of Common Stock

         The Company is a Nevada corporation organized under Chapter 78 of the Nevada Revised Statutes ("NRS"). Accordingly, the rights of the holders of Common Stock are governed by Nevada law. Moreover, the rights of holders of Common Stock differ from the rights of such holders of equity in the corporation or other entity acquired by virtue of different provisions appearing in the Articles of Incorporation ("Articles") and bylaws of the Company. Although it is impracticable to set forth all of the material provisions of the NRS or the Company's Articles and bylaws, the following is a summary of certain significant provisions of the NRS and/or the Company's Articles and bylaws that affect the rights of securities holders.


Possible Anti-Takeover Provisions

         Special Meetings of Stockholders; Director Nominees. The Company's bylaws and Articles provide that special meetings of stockholders may be called by stockholders only if the holders of at least 66-2/3% of the Common Stock join in such action. The bylaws and Articles also provide that stockholders desiring to nominate a person for election to the Board of Directors must submit their nominations to the Company at least 60 days in advance of the date on which the last annual stockholders' meeting was held, and provide that the number of directors to be elected (within the minimum - maximum range of 3-21 set forth in the Articles and bylaws) shall be determined by the Board of Directors or by the holders of at least 66 2/3% of the Common Stock. While these provisions of the Articles and bylaws have been established to provide a more cost-efficient method of calling special meetings of stockholders and a more orderly and complete presentation and consideration of stockholder nominations, they could have the effect of discouraging certain stockholder actions or opposition to candidates selected by the Board of Directors and provide incumbent management a greater opportunity to oppose stockholder nominees or hostile actions by stockholders. The affirmative vote of holders of at least 66-2/3% of the Common Stock is necessary to amend, alter or adopt any provision inconsistent with or repeal any of these provisions.

         Removal of Directors. The Articles of the Company provide that directors may be removed from office only for "cause" by the affirmative vote of holders of at least 66 2/3% of the Common Stock. "Cause" means proof beyond the existence of a reasonable doubt that a director has been convicted of a felony, committed gross negligence or willful misconduct resulting in a material detriment to the Company, or committed a material breach of such director's fiduciary duty to the Company resulting in a material detriment to the Company. The inability to remove directors except for "cause" could provide incumbent management with a greater opportunity to oppose hostile actions by stockholders. The affirmative vote of holders of at least 66 2/3% of the Common Stock is necessary to amend, alter or adopt any provision inconsistent with or repeal this provision.

         Control Share Statute. Sections 78.378 - 78.3793 of the NRS constitute Nevada's control share statute, which set forth restrictions on the acquisition of a controlling interest in a Nevada corporation which does business in Nevada (directly or through an affiliated corporation) and which has 200 or more stockholders, at least 100 of whom are stockholders of record and residents of Nevada. A controlling interest is defined as ownership of Common Stock sufficient to enable a person directly or indirectly and individually or in association with others to exercise voting power over at least 20% but less than 33.3% of the Common Stock, or at least 33.3% but less than a majority of the Common Stock, or a majority or more of the Common Stock. Generally, any person acquiring a controlling interest must request a special meeting of stockholders to vote on whether the shares constituting the controlling interest will be afforded full voting rights, or something less. The affirmative vote of the holders of a majority of the Common Stock, exclusive of the control shares, is binding. If full voting rights are not granted, the control shares may be redeemed by the Company under certain circumstances. If full voting rights are granted, stockholders voting against such rights being granted may demand payment from the Company for the fair value of their shares. The Board of Directors may adopt a resolution amending the Bylaws within ten days following the acquisition of any controlling interest to provide that the foregoing provisions shall not be applicable to such acquisition. The Company does not believe the foregoing provisions of the NRS is presently applicable to it because it does not presently conduct business in Nevada; however, if in the future it does conduct business in Nevada then such provisions may apply.


         Business Combination Statute. Sections 78.411 - 78.444 of the NRS set forth restrictions and prohibitions relating to certain business combinations and prohibitions relating to certain business combinations with interested stockholders. These Sections generally prohibit any business combination involving the Company and a person that beneficially owns 10% or more of the Common Stock (an "Interested Stockholder") (I) within five years after the date (the "Acquisition Date") the Interested Stockholder became an Interested Stockholder, unless, prior to the Acquisition Date, the Company's Board of Directors had approved the combination or the purchase of shares resulting in the Interested Stockholder becoming an Interested Stockholder; or (ii) unless five years have elapsed since the Acquisition Date and the combination has been approved by the holders of a majority of the Common Stock not owned by the Interested Stockholder and its affiliates and associates; or (iii) unless the holders of Common Stock will receive in such combination, cash and/or property having a fair market value equal to the higher of (a) the market value per share of Common Stock on the date of announcement of the combination or the Acquisition Date, whichever is higher, plus interest compounded annually through the date of consummation of the combination less the aggregate amount of any cash dividends and the market value of other dividends, or (b) the highest price per share paid by the Interested Stockholder for shares of Common Stock acquired at a time when he owned 5% or more of the outstanding shares of Common Stock and which acquisition occurred at any time within five years before the date of announcement of the combination or the Acquisition Date, whichever results in the higher price, plus interest compounded annually from the earliest date on which such highest price per share was paid less the aggregate amount of any cash dividends and the market value of other dividends. For purposes of these provisions, a "business combination" is generally defined to include (I) any merger or consolidation of the Company or a subsidiary with or into an

Interested Stockholder or an affiliate or associate; (ii) the sale, lease or other disposition by the Company to an Interested Stockholder or an affiliate or associate of assets of the Company representing 5% or more of the value of its assets on a consolidated basis or 10% or more of its earning power or net income; (iii) the issuance by the Company of any of its securities to an Interested Stockholder or an affiliate or associate having an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the Company; (iv) the adoption of any plan to liquidate or dissolve the Company proposed by or under an agreement with the Interested Stockholder or an affiliate or associate; (v) any receipt by the Interested Stockholder or an affiliate, except proportionately as a stockholder, of any loan, advance, guarantee, pledge or other financial assistance or tax credit or other tax advantage; and (vi) any recapitalization or reclassification of securities or other transaction that would increase the proportionate shares of outstanding securities owned by the Interested Stockholder or an affiliate. Sections 78.411
- 78.444 of the NRS are presently applicable to the Company.

Special Meetings

         The Company's bylaws and Articles provide that special meetings of the stockholders of the Company may be called by the Chairman of the Board, the Board of Directors or upon written request of stockholders holding not less than 66 2/3% of the Common Stock.

Mergers, Consolidations and Sales of Assets

         Nevada law provides that an agreement of merger or consolidation, or the sale or other disposition of all or substantially all of a corporation's assets, must be approved by the affirmative vote of the holders of a majority of the voting power of the corporation (except that no vote of the stockholders of the surviving corporation is required to approve a merger if certain conditions are met, unless the articles of incorporation of such corporation states otherwise, and except that no vote of stockholders is required for certain mergers between a corporation and a subsidiary), but does not require the separate vote of each class of stock unless the corporation's articles of incorporation provides otherwise (except that class voting is required in a merger if shares of the class are being exchanged or if certain other rights of the class are affected). The Company's Articles do not alter the provisions of Nevada law.

Directors; Removal of Directors

         Under Nevada law, the number of directors may be fixed by, or determined in the manner provided in, the articles of incorporation or by-laws, and the Board of Directors may be divided into classes as long as at least 25% in number of the directors are elected annually. Nevada law further requires that a corporation have at least one director. Directors may be removed under Nevada law with or without cause by the holders of not less than two-thirds of the voting power of the corporation, unless a greater percentage is set forth in the articles of incorporation. See "-Possible Anti-Takeover Provisions Removal of Directors" and "---Classification of Directors", above, for a further discussion.

Limitation on Liability of Directors

         Section 78.037 of the NRS provides that a Nevada corporation may limit the personal liability of a director or officer to the corporation or its stockholders for breaches of fiduciary duty, except that such provision may not limit liability for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or payment of dividends or other distributions in violation of the NRS. The Company's Articles provide that no director shall be personally liable to the Company or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability
(I) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) liability under the NRS, or (iv) for any transaction from which the director derived an improper personal benefit.

         In the opinion of the Securities and Exchange Commission, the indemnification and limitation of liability provisions described in "-- Indemnification of Directors and Officers", above, and "-- Limitation on Liability of Directors" would not eliminate or limit the liability of directors and officers under the federal securities laws.

Amendments to Bylaws

         The Company's bylaws may be amended by the Board of Directors or stockholders, provided, however that certain provisions can only be amended by the affirmative vote of holders of at least 66 2/3% of the Common Stock. These provisions relate to special meetings of stockholders, actions by written consent of stockholders, nomination of directors by stockholders, proceedings for the conduct of stockholder's meetings and the procedures for fixing the number of and electing directors.

Appraisal Rights

         The NRS provides dissenting or objecting security holders with the right to receive the fair value of their securities in connection with certain extraordinary corporate transactions. These appraisal rights are available with respect to certain mergers and share exchanges and in connection with the granting of full voting rights to control shares acquired by an interested stockholder. However, unless the transaction is subject to the control share provisions of the NRS, a stockholder of a Nevada corporation may not assert dissenters' rights, in most cases, if the stock is listed on a national securities exchange or held by at least 2,000 stockholders of record (unless the articles of incorporation expressly provide otherwise or the security holders are required to exchange their shares for anything other than shares of the surviving corporation or another publicly held corporation that is listed on a national securities exchange or held of record by more than 2,000 stockholders).

Distributions

         Dividends and other distributions to security holders are permitted under the NRS as authorized by a corporation's articles of incorporation and its board of directors if, after giving effect to the distribution, the corporation would be able to pay its debts as they become due in the usual course of business and the corporation's total assets would exceed the sum of its total liabilities plus (unless the articles of incorporation provide otherwise) the amount needed to satisfy the preferential rights on dissolution of holders of stock whose preferential rights are superior to those of the shares receiving the distribution.

Preemptive Rights

         Under the NRS, stockholders of Nevada corporations organized prior to October 1, 1991 have preemptive rights unless the articles of incorporation expressly deny those rights or the stock issuance is among those described in
Section 78.265 of the NRS. A stockholder who has preemptive rights is entitled, on terms and conditions prescribed by the board of directors, to acquire proportional amounts of the corporation's unissued or treasury shares in most instances in which the board has decided to issue them. The Company's Articles expressly deny availability of preemptive rights to the Company's stockholders.

Cumulative Voting

         Under the NRS, the articles of incorporation of a corporation may provide for cumulative voting, which means that the stockholders are entitled to multiply the number of votes they are entitled to cast by the number of directors for whom they are entitled to vote and then cast the product for a single candidate or distribute the product among two or more candidates. Cumulative voting is not available to stockholders of a Nevada corporation, however, unless its articles expressly provide for that voting right, and the Company's Articles do not contain a provision permitting stockholders to cumulate their votes when electing directors.

                                     PART II

Item 1. Market Price of and dividends on the Registrant's Common Equity and Other Shareholder Matters

Market Information


         The Company's Common Stock is traded in the over-the-counter market on the Nasdaq Bulletin Board under the Symbol "VXCH." The following table shows the price range of the Company's Common Stock since it was initially quoted in November 1997 until June 30, 1998.

                                           BID                                  ASK
                                  High              Low              High              Low

Fourth Quarter 1997               6-1/8              2               6-5/8             2-7/8

First Quarter 1998                5-3/4              1-5/8           6-1/4             1-7/8

Second Quarter 1998               6                  2-1/8            6-1/4            2-3/8

Holders

         As of June 30, 1998, there were 233 record holders of the Company's Common Stock, 3 holders of the Company's Series A Preferred Stock and 2 holders of the Company's Series B Preferred Stock.

Dividends

         The Company does not anticipate any stock or cash dividends on its Common Stock in the foreseeable future.


Reports to Stockholders

         With the effectiveness of this registration statement, the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549 and at its New York Regional Office, Room 1300, 7 World Trade Center, New York, NY 10048 and at its Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such material may also be obtained from the Public
Reference Section of the Commission at prescribed rates. The Company's Registration Statement on Form SB-2 as well as any reports to be filed under the Exchange Act can also be obtained electronically after the Company has filed such documents with the Commission through a variety of databases, including among others, the Commission's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") program, Knight-Ridder Information, Inc., Federal Filings/Dow Jones and Lexis/Nexis. Additionally, the Commission maintains a Website (at http://www.sec.gov) that contains such information regarding the Company.




Item 2.  Legal Proceedings

     See Part I, Item 2, "Management Discussion and Analysis or Plan of Operations - Recent Developments - Federal Trade Commission". In addition to the refunds made in such action, the Company also receives requests for refunds from time to time from purchasers of HBG distributor materials, some of which also threaten litigation if not paid. The Company's policy is to offer refunds for ten days, after which it generally denies these requests, although the Company will often seek a mutually satisfactory settlement of disputed claims.







Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

         None.

Item 4.  Recent Sales of Unregistered Securities

         The following information sets forth certain information for all securities the Company sold during the past three years without registration under the Securities Act of 1933 (the "Securities Act"). All transactions were effected in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act for transactions not involving a public offering.
There were no underwriters in any of these transactions.


         Pursuant to the Plan of Reorganization of Weaver Arms Corporation, a Nevada corporation, as confirmed by the United States Bankruptcy Court, Central District of California, on January 20, 1994, and in satisfaction of all approved claims therein, the Company (then known as Newcorp One, Inc.) in June 1997, issued 1,000,000 shares of its common stock and 1,000,000 Class A Warrants, to Weaver Arms' creditors, Certificate of Indebtedness holders, shareholders, and administrative claimants.

         In accordance with an Agreement and Plan of Reorganization, dated June 9, 1997, this Company issued 4,000,000 shares of its common stock, $.0001 par value per share, and 4,000,000 Class A Warrants to Lawrence R. Biggs, Jr., Lawrence Cahill, and Donald G. McLellan and Vision Finance and Management, the shareholders of Voxcom Systems, Inc., in the amount of 1,200,000 shares, 2,000,000 shares, 400,000 shares and 400,000 shares, respectively.

         Pursuant to the 1997 Stock Bonus Plan, the Company issued a total of 575,000 shares of its common stock at a recorded price of $1.00 per share to Rick Graf, Gwynda Gee, Ronald L. Brown, Kim Crowther, Brian Jensen, and Herbert Sievers, for services provided to the Company.

         In December 1997, the Company issued 80,000 shares of Series A Preferred Stock at an issue price of $100 per share to Messrs. Cahill, Briggs and McLellan in conversion of $8,000,000 principal amount of promissory notes.

         In April 1998, the Company issued 210,000 shares of Common Stock to Gary Raabe, John Higgins and Terry Casner in connection with the acquisition of the Computer Based Business for a recorded issue price of $2.50 per share.

         In May 1998, the Company issued 110,000 shares of Common Stock pursuant to SEC Rule 504 under a Consulting Agreement with Jande International Holdings, LLC, for consideration consisting of future services to the Company, including financial and securities advice.

         In June 1998, the Company issued 30,000 shares of Common Stock to S.G. Financial, Inc. under a Consulting Agreement with S.G. Financial pursuant to SEC Rule 504 to provide future services consisting of exploring marketing opportunities in Germany for the Company's products and securities.

         Also in June 1998, the Company issued $400,000 of 5% debentures due May 31, 2000 under SEC Rule 504 to Carmax Investments, Ltd., an unrelated party, pursuant to a Securities Purchase Agreement. Such debentures are convertible into common stock at a conversion price equal to the lower of the average market price on the five days preceding issuance of the debentures ($3.24375) or 80% of the market price for the five days preceding the conversion date. In July, 1998, $150,000 of such debentures were converted into 71,499 shares of common stock.

         Also in June 1998, the Company issued 350,000 shares of Series B Preferred Stock for a issue price of $3,500,000, pursuant to a Securities Purchase Agreement with Dominion Capital Fund, Ltd. and Sovereign Partners Limited Partnership, pursuant to SEC Rule 506. See "Description of Securities - Series B Preferred Stock." The Company is obligated under the Securities Purchase Agreement to file a registration statement to provide for resale of the Common Stock issuable upon conversion.

Item 5.  Indemnification of Directors and Officers

         Article VII, Section 710 of the Company's Bylaws provides for indemnification of officers and directors to the fullest extent permitted by the provisions of the General Corporation Law of Nevada (the "Nevada Law").

         Under Section NRS 78.7502 of the Nevada Law, a corporation may indemnify a past or present director or officer against liability incurred in a proceeding if (1) the director or officer conducted himself in good faith, (2) the director or officer reasonably believed that his conduct was in, or not opposed to, the corporation's best interest, and (3) in the case of any criminal action or proceeding, the director or officer had no reasonable cause to believe his conduct was unlawful; provided, however, that a corporation may not indemnify a director or officer (I) in connection with a proceeding by or in the right of the corporation in which the director or officer is adjudged liable to the corporation, unless, and only to the extent that, the court in which the action or suit was brought or other court of competent jurisdiction determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

         In addition, pursuant to subsection 3 of Section NRS 78.7502 of the Nevada Law, a corporation shall indemnify a director or officer who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he is a party because he is or was a director or officer against reasonable expenses incurred by him in connection with the proceeding.

                                    PART F/S

         The following financial statements are filed as part of this registration statement on Form 10-SB. Financial Statements as of June 30, 1997 and for the year then ended have been audited by Grant Thornton LLP, as stated in their report. Audited Financial Statements for the year ended June 30, 1996 are not available, and unaudited financial statements are included pursuant to the Form 10-SB, Part F/S. Financial Statements for the nine month periods ended March 31, 1997 and 1998 have not been audited, but are believed by management to contain all accruals and adjustments required for a fair presentation of the financial condition and results of operations of the Company in accordance with generally accepted accounting principles.

Report of Independent Certified Public Accountants

Consolidated Balance Sheets as of June 30, 1997 and March 31, 1998 (unaudited)

Consolidated   Statements  of  Earnings  for  the  years  ended  June  30,  1996
(unaudited) and 1997 and the nine months ended March 31, 1997 (unaudited) and 1998 (unaudited)

Consolidated Statement of Stockholders' Equity (Deficit) for the years ended June 30, 1996 (unaudited) and 1997 and the nine months ended March 31, 1998 (unaudited)

Consolidated Statements of Cash Flows for the years ended June 30, 1996 (unaudited) and 1997 and the nine months ended March 31, 1997 (unaudited) and 1998 (unaudited)

Notes to Consolidated Financial Statements

               Report of Independent Certified Public Accountants



Board of Directors and Stockholders
Voxcom Holdings, Inc.


We have audited the accompanying consolidated balance sheet of Voxcom Holdings, Inc. and Subsidiaries as of June 30, 1997, and the related consolidated statements of earnings, stockholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Voxcom Holdings, Inc., and Subsidiaries as of June 30, 1997, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles.




GRANT THORNTON LLP

Dallas, Texas
October 28, 1997



                              Voxcom Holdings, Inc.

                           CONSOLIDATED BALANCE SHEETS

                                                                                               March 31,
                ASSETS                                                       June 30, 1997       1998
                                                                             -------------    ----------
                                                                                              (unaudited)

CURRENT ASSETS
    Cash and cash equivalents                                                  $   375,687    $   728,304
    Inventories                                                                    363,409        378,312
    Receivables                                                                       --          411,465
    Other current assets                                                            41,618        408,371
                                                                               -----------    -----------

                  Total current assets                                             780,714      1,926,452

PROPERTY AND EQUIPMENT, AT COST
    Machinery and equipment                                                        323,606        679,227
    Furnishings                                                                    103,281        451,609
                                                                               -----------    -----------
                                                                                   426,887      1,130,836
       Less accumulated depreciation                                               117,895        188,306
                                                                               -----------    -----------
                                                                                   308,992        942,530

OTHER ASSETS                                                                       222,735      1,016,201
                                                                               -----------    -----------

                                                                               $ 1,312,441    $ 3,885,183
                                                                               ===========    ===========

         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
    Current maturities of notes payable to stockholders                        $ 5,000,000    $    79,701
    Accounts payable                                                               536,953      2,285,710
    Accrued expenses                                                                66,551        619,323
    Income taxes payable                                                           194,541        533,323
                                                                               -----------    -----------

                  Total current liabilities                                      5,798,045      3,518,057

NOTES PAYABLE TO STOCKHOLDERS, less current maturities                           4,640,000           --

COMMITMENTS                                                                           --             --

STOCKHOLDERS' EQUITY (DEFICIT)
    Preferred stock, $100 par value; authorized, 50,000,000 shares;
       issued and outstanding, 80,000 shares at March 31 (unaudited)                  --        8,000,000
    Common stock, $.0001 par value; authorized, 25,000,000 shares;
       issued and outstanding, 4,999,937 shares at June 30 and 5,574,937
       shares at March 31 (unaudited)                                                  500            557
    Additional paid-in capital                                                        --          574,943
    Accumulated deficit                                                         (9,126,104)    (8,208,374)
                                                                               -----------    -----------
                                                                                (9,125,604)       367,126
                                                                               -----------    -----------

                                                                               $  1,312,44    $ 3,885,183
                                                                               ===========    ===========


                              Voxcom Holdings, Inc.

                       CONSOLIDATED STATEMENTS OF EARNINGS


                                                                                               Nine months ended
                                                          Year ended June 30,                       March 31,
                                                   -----------------------------      ----------------------------------
                                                       1996              1997             1997                  1998
                                                       ----              ----             ----                  ----
                                                   (unaudited)                                   (unaudited)


Net sales                                           $2,005,486       $13,420,766       $9,596,882            $17,002,945
Cost of sales                                          424,198         1,883,107        1,331,136              2,076,074
                                                    ----------       -----------       ----------             ----------

                Gross profit                         1,581,288        11,537,659        8,265,746             14,926,871

Selling, general and
    administrative expenses                          2,291,121         8,375,352        6,045,902             13,334,084
                                                    ----------       -----------        ---------            -----------

                Operating income (loss)               (709,833)        3,162,307        2,219,844              1,592,787

Interest  expense                                           -             44,247              -                  141,734
                                                    ----------       -----------      -----------             ----------

                Earnings (loss) before
                    income taxes                      (709,833)        3,118,060        2,219,844              1,451,053

Income taxes                                                -            194,541          106,585                533,323
                                                    ----------       -----------       ----------               --------

                Net earnings (loss)                 $ (709,833)      $ 2,923,519       $2,113,259            $   917,730
                                                    ==========       ===========       ==========            ===========

Earnings (loss) per share - basic                        ($.14)                                                     $.17
                                                          ====                                                       ===

Weighted average shares outstanding                  4,999,937                                                 5,507,938
                                                     =========                                                 =========

Unaudited pro forma information (Note L):
    Earnings before income taxes                                      $3,118,060       $2,219,844
    Pro forma income tax expense                                       1,153,682          821,342
                                                                       ---------         --------

                Pro forma net earnings                                $1,964,378       $1,398,502
                                                                       =========        =========
Pro forma earnings per share - basic                                        $.39             $.28
                                                                             ===             ====

Weighted average shares outstanding                                    4,999,937        4,999,937
                                                                       =========        =========



                              Voxcom Holdings, Inc.

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                                       Additional
                                                  Common stock                 Preferred stock          paid-in
                                          --------------------------    --------------------------
                                              Shares         Amount         Shares         Amount       capital
                                              ------         ------         ------         ------      -----------


Balances at July 1, 1995                      100,000   $      1,000            --     $       --     $    444,000

Net loss for the year                            --             --              --             --             --

Capital contributions                            --             --              --             --          850,000
                                         ------------   ------------    ------------   ------------   ------------

Balances at June 30, 1996 (unaudited)         100,000          1,000            --             --        1,294,000

Reorganization (Note A) Merger of
     Voxcom Holdings, Inc.
       And Voxcom Systems, Inc.             4,899,937           (500)           --             --       (1,294,000)
    Notes issued for acquisition
       of AmeraPress, Inc.                       --             --              --             --             --

Distributions to stockholders                    --             --              --             --             --

Net earnings for the year                        --             --              --             --             --
                                         ------------   ------------    ------------   ------------   ------------

Balances at June 30, 1997                   4,999,937            500            --             --             --

Issuance of stock                             575,000             57            --             --          574,943

Conversion of debt                               --             --            80,000      8,000,000           --

Net earnings for the period                      --             --              --             --             --
                                         ------------   ------------    ------------   ------------   ------------
Balances at March 31, 1998 (unaudited)      5,574,937   $        557          80,000   $  8,000,000   $    574,943
                                         ============   ============    ============   ============   ============

                                          Accumulated
                                             deficit            Total
                                         ------------    ------------
Balances at July 1, 1995                 $   (714,290)   $   (269,290)

Net loss for the year                        (709,833)       (709,833)

Capital contributions                            --           850,000
                                         ------------    ------------

Balances at June 30, 1996 (unaudited)      (1,424,123)       (129,123)

Reorganization (Note A) Merger of
     Voxcom Holdings, Inc.
       And Voxcom Systems, Inc.             1,294,500            --
    Notes issued for acquisition
       of AmeraPress, Inc.                (10,000,000)    (10,000,000)

Distributions to stockholders              (1,920,000)     (1,920,000)

Net earnings for the year                   2,923,519       2,923,519
                                         ------------    ------------

Balances at June 30, 1997                  (9,126,104)     (9,125,604)

Issuance of stock                                --           575,000

Conversion of debt                               --         8,000,000

Net earnings for the period                   917,730         917,730
                                         ------------    ------------
Balances at March 31, 1998 (unaudited)   $ (8,208,374)   $    367,126
                                         ============    ============

         The accompanying notes are an integral part of this statement.


                              Voxcom Holdings, Inc.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              Nine months ended
                                                              Year ended June 30,                  March 31,
                                                         --------------------------    -------------------------
                                                             1996             1997         1997           1998
                                                            ------           ------       ------         ------
                                                          (unaudited)                               (unaudited)
Cash flows from operating activities
    Net earnings (loss)                                  $  (709,833)   $ 2,923,519    $ 2,113,259    $   917,730
    Adjustments to reconcile net earnings (loss)
       to net cash provided by operating activities:
          Write-off of receivables                              --          258,085           --           10,657
          Depreciation and amortization                        5,320         71,489         48,019        185,731
          Stock issued for services                             --             --             --           25,000
          Change in operating assets and liabilities
              Receivables                                       --             --             --         (422,122)
              Other current assets                          (354,940)        65,288        178,580       (366,753)
              Inventories                                    (60,354)      (303,459)      (356,855)       (14,903)
              Other assets                                   (54,830)       (67,898)        (7,592)      (358,786)
              Accounts payable and accrued
                 expenses                                    466,759        149,245         36,574      2,301,529
              Income taxes payable                              --          194,541        106,585        338,782
                                                         -----------    -----------    -----------    -----------

                 Net cash provided by (used in)
                    operating activities                    (707,878)     3,290,810      2,118,570      2,616,865

Cash flows from investing activities
    Acquisition of property and equipment                   (120,687)      (263,978)      (227,918)      (703,949)

Cash flows from financing activities
    Capital contributions                                    850,000           --             --             --
    Payments on notes payable to stockholders                   --         (760,000)      (400,000)    (1,560,299)
    Distributions paid to stockholders                          --       (1,920,000)    (1,225,000)          --
                                                         -----------    -----------    -----------    -----------

                 Net cash used in financing activities       850,000     (2,680,000)    (1,625,000)    (1,560,299)

Net increase in cash                                          21,435        346,832        265,652        352,617

Cash at beginning of period                                    7,420         28,855         28,855        375,687
                                                         -----------    -----------    -----------    -----------

Cash at end of period                                    $    28,855    $   375,687    $   294,507    $   728,304
                                                         ===========    ===========    ===========    ===========

Supplemental disclosure of cash flow information:
    Interest paid                                        $      --      $      --      $      --      $   185,981
    Income taxes                                         $      --      $      --      $      --      $        --
    Noncash investing and financing activities
       Common stock issued for services and
          noncompetition agreements                      $      --      $      --      $      --      $   575,000







        The accompanying notes are an integral part of these statements.

                              Voxcom Holdings, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (Information with respect to March 31, 1998, the year ended June 30, 1996 and the nine month periods ended March 31, 1997 and 1998 is unaudited)



NOTE A - BASIS OF PRESENTATION

     The accompanying financial statements include the accounts of Voxcom Holdings, Inc. (Holdings) and its subsidiaries, Voxcom Systems, Inc. (Systems), AmeraPress, Inc. (AmeraPress) and Home Business Group, Inc.
     (HBG), collectively, "the Company."

     Holdings, formerly Newcorp One, Inc., was incorporated in 1996. On June 17, 1997, Holdings, which had no operations and no significant assets or liabilities, issued 4,000,000 shares of its common stock (equal to 80% of its then outstanding shares) for all of the outstanding capital stock of Systems.

     Since the stockholders of Systems owned 80% of the common stock of Holdings after the sale of Systems, Systems is deemed to be the acquiring corporation for accounting purposes. Concurrent with the above transactions, Holdings acquired all of the outstanding common stock of AmeraPress in exchange for a $10,000,000 note, payable in 24 equal monthly installments. AmeraPress was incorporated on June 19, 1997 and succeeded to the business of Voxcom Sales, L.L.C. (Voxcom Sales).

     AmeraPress and Holdings were under common control. Accordingly, the acquisition of AmeraPress has been accounted for in a manner similar to a pooling of interests. The $10,000,000 note given in the acquisition of AmeraPress has been deemed a distribution to the shareholders of AmeraPress for accounting purposes and resulted in a charge to stockholders' equity of a like amount.


     Home Business Group, Inc. (HBG), a wholly-owned subsidiary, commenced operations on October 1, 1997.

     The financial statements include the operations of Systems and Voxcom Sales from July 1, 1996 and AmeraPress and Holdings from June 17, 1997, and HBG from October 1, 1997.


NOTE B - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

    Business

    AmeraPress sells materials to home-based businesses and produces laminated, customized sports, trading, and greeting cards sold by those businesses. HBG conducts seminars and sells introductory kits to home-based businesses. AmeraPress and its predecessor, Voxcom Sales, L.L.C., accounted for approximately 89% of total revenues for the year ended June 30, 1997. Systems sells and provides services related to credit card verification units for merchants.

    Advertising Costs

    The Company charges advertising costs to expense when incurred. Advertising costs for the year ended June 30, 1997 were approximately $213,000.



    Cash and Cash Equivalents

    Cash and cash equivalents include cash in banks and all highly liquid investments with maturities of three months or less when purchased.

    Inventories

                              Voxcom Holdings, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (Information with respect to March 31, 1998, the year ended June 30, 1996 and the nine month periods ended March 31, 1997 and 1998 is unaudited)


NOTE B-BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES-Continued

     Inventories consist principally of finished goods and are stated at the lower of cost or market; cost is determined using the first-in, first-out method.

     Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated lives of the individual assets, ranging from five to seven years.

     Revenue Recognition

     Sales of products and services are recorded as products are shipped or services are rendered.

     Earnings (Loss) Per Share

     The Company adopted Statement of Financial Accounting Standards No. 128 (SFAS No. 128) effective December 31, 1997. In accordance with SFAS No. 128, the Company computes basic earnings or loss per share based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding plus the number of additional common shares that would have been outstanding if dilutive potential common shares, consisting of stock purchase warrants, had been issued. For all periods presented, there was no dilutive effect from outstanding stock purchase warrants.

     The computation of weighted average shares outstanding gives retroactive effect to the shares issued by Holdings in the acquisition of Systems (Note
     A).

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                              Voxcom Holdings, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (Information with respect to March 31, 1998, the year ended June 30, 1996 and the nine month periods ended March 31, 1997 and 1998 is unaudited)



NOTE B - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES - Continued

     Interim Financial Statements


     The accompanying interim financial statements are unaudited. They have been prepared in accordance with generally accepted accounting principles for interim financial information and Item 310(b) of Regulation S-B. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the interim periods are not necessarily indicative of the results that may be expected for the full year.


NOTE C - ACQUISITION OF BUSINESS

     Effective October 1, 1997, the Company acquired certain assets and liabilities of a company engaged in the business of home-based business seminars for no consideration. The acquisition was accounted for as a purchase, and the financial statements include the operations of the acquired business since October 1, 1997.

     The following unaudited pro forma data presents combined net sales and net earnings assuming the acquisition had taken place at the beginning of fiscal 1997. Pro forma net earnings reflect both the pro forma effect of income taxes (see Note L) and the pro forma effect of the acquisition:

                                                           Nine months ended
                                 Year ended                    March 31
                                 June 30, 1997          1997             1998
                                 -------------          ----             ----

       Net sales                 $21,968,000         $16,261,000     $19,449,000
       Net earnings               1,936,000            1,185,000       1,406,000
       Earnings per share             .39                   .24             .26




NOTE D - OTHER ASSETS

    Other assets consist of the following:

                                             June 30, 1997       March 31, 1998
                                                                  (unaudited)
                                             -------------       --------------

         Deposits                            $221,689              $  596,576
         Noncompetition agreements               -                    400,305
         Other                                  1,046                  19,320
                                             --------              ----------

                                             $222,735              $1,016,201
                                             ========              ==========

         During 1997, the Company issued 500,000 shares in exchange for non-compete agreements with various individuals. The agreements are being amortized over their respective lives, ranging from 32 to 60 months.

                              Voxcom Holdings, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (Information with respect to March 31, 1998, the year ended June 30, 1996 and the nine month periods ended March 31, 1997 and 1998 is unaudited)


NOTE E - NOTES PAYABLE

    Notes payable to stockholders are due in 24 equal monthly installments of principal plus interest. The Company has the right to defer all or any part of any 12 installments by paying all accrued interest required on the date of payment, provided that all principal and interest shall be paid by June 11, 2001. The notes bear interest at prime, adjusted each December 31. The interest rate at June 30, 1997 was 8.5%. The notes are collateralized by all of the outstanding shares of AmeraPress.

    In December 1997, $8,000,000 principal amount of notes were exchanged for 80,000 shares of preferred stock. The preferred stock pays no dividends and is redeemable at the option of the Company.


NOTE F - FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of notes payable approximates carrying value because the notes have variable interest rates. Due to their short-term nature, the fair value of cash, cash equivalents and accounts payable approximates their carrying value.


NOTE G - LEASE COMMITMENTS

    The Company leases offices and warehouse space and equipment under various noncancellable lease agreements. Total rent expense was $180,097 for the year ended June 30, 1997. As of June 30, 1997, the future minimum rental payments are as follows:

                      Year ending
                         June 30,
                      -----------
                           1998              $139,383
                           1999               111,096
                           2000                62,168
                           2001                56,958
                           2002                15,762
                                              -------

                                             $385,367
                                             ========

    In February 1998, the Company entered into a new lease agreement for office space with a five-year term. Monthly rental payments are approximately $24,000.


NOTE H - INCOME TAXES

    The provision for income taxes for the year ended June 30, 1997, consists of the following:

                           Federal          $ 52,257
                           State             142,284
                                            --------

                                            $194,541
                                            ========

                              Voxcom Holdings, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (Information with respect to March 31, 1998, the year ended June 30, 1996 and the nine month periods ended March 31, 1997 and 1998 is unaudited)



NOTE H - INCOME TAXES - Continued

    Voxcom Sales, the predecessor to AmeraPress, was a limited liability company. Therefore, federal income taxes on its earnings were the liability of its stockholders. Following is a reconciliation of income taxes at the federal statutory rate to income tax expense for the year ended June 30, 1997:

          Tax at statutory rate                                                    $1,060,141
          Earnings of Voxcom Sales, not subject to federal tax                       (838,629)
          State income tax, net of federal benefit                                    131,646
          Benefit of utilization of net operating loss carryovers of Systems         (157,155)
          Other                                                                        (1,462)
                                                                                   ----------

          Income tax expense                                                       $  194,541
                                                                                   ==========


    At June 30, 1997, the Company had no remaining operating loss carryovers and no material deferred income tax assets or liabilities.



NOTE I - STOCK PURCHASE WARRANTS

    All stockholders of Holdings were given one Class A warrant for each common share acquired by them. Each warrant entitles the holder to purchase one share of common stock for $6.00. If not exercised, warrants expire in June 1999. If exercised, the holder will receive one Class B warrant for each Class A warrant. Each Class B warrant entitles the holder to purchase one share of common stock for $20.00 and expires in June 1999.

    At June 30, 1997, there were 4,999,937 Class A warrants outstanding; none had been exercised.

    In March 1998, the Company reduced the exercise price of the class A warrants to $4.00.

                              Voxcom Holdings, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (Information with respect to March 31, 1998, the year ended June 30, 1996 and the nine month periods ended March 31, 1997 and 1998 is unaudited)



NOTE J - INDUSTRY SEGMENTS


    The Company operates in two industry segments, as described in Note B.

    Financial information by segment as of June 30, 1997 and for the year then ended is as follows:


                                                   Home-based    Credit card
                                                   businesses       verification    Corporate      Consolidated

Sales to unaffiliated customers                    $12,008,786    $1,411,980      $        -        $13,420,766
                                                   ===========    ==========      ==========        ===========

Operating income                                   $ 2,700,086    $  462,221      $        -        $ 3,162,307
Corporate expenses                                           -             -         (44,247)           (44,247)
                                                   -----------    ----------      ----------        -----------

Earnings before income taxes                       $ 2,700,086    $  462,221      $  (44,247)       $ 3,118,060
                                                   ===========    ==========      ==========        ===========

Identifiable assets at June 30, 1997               $ 1,168,394    $  144,047      $        -        $ 1,312,441
                                                   ===========    ==========      ==========        ===========

Capital expenditures                               $   250,208    $   13,770      $        -        $   263,978
                                                   ===========    ==========      ==========        ===========

    Operating income is revenue less operating expenses, exclusive of corporate interest expense.



NOTE K - FEDERAL TRADE COMMISSION SETTLEMENT (unaudited)

    In April 1998, the Company and the Federal Trade Commission (FTC) agreed to a compromise and settlement of a lawsuit filed by the FTC in February 1998. The FTC had alleged violations of the FTC Act in connection with the Company's business of marketing sales opportunities for home-based businesses.

    The agreement resulted in refunds by the Company to distributors in the amount of approximately $145,000 which were due at the time the lawsuit was filed, plus an additional $320,000 which arose during the FTC's investigation after the lawsuit was filed. The Company believes that many of the distributors were led to believe during the investigation that the Company was being closed. The Company has a policy of making refunds to distributors for a period of ten days after receipt of goods.

    Legal fees in connection with this matter were approximately $500,000.

                              Voxcom Holdings, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (Information with respect to March 31, 1998, the year ended June 30, 1996 and the nine month periods ended March 31, 1997 and 1998 is unaudited)




NOTE L - PRO FORMA DATA

    As discussed in Note G, Voxcom Sales was a limited liability company, and income taxes on its earnings were the liability of its shareholders. The unaudited pro forma income tax information included in the statements of earnings presents income tax expense as though the Company had been subject to federal and state income taxes for all periods presented.

                                    PART III


Item 1.  Index to Exhibits

         The following list describes the exhibits filed as part of this registration statement on Form 10-SB:

Exhibit No.       Description of Document

2.01              Agreement and Plan of Reorganization, dated
                  June 9, 1997, among Newcorp One, Inc. and the shareholders of Voxcom Systems, Inc.

2.02.1 Stock Purchase Agreement, dated June 30, 1997, among Voxcom Holdings, Inc. and the shareholders of AmeraPress, Inc.

2.02.2 Promissory Note, dated June 30, 1997, in connection with Stock Purchase Agreement between Voxcom Holdings, Inc. and the Shareholders of AmeraPress, Inc.

2.02.3 Security Agreement-Pledge, dated June 30, 1997, in connection with Promissory Note between Voxcom Holdings, Inc. and the Shareholders of
                  AmeraPress, Inc.

2.03.1            Stock Purchase Agreement regarding MAXpc

2.03.2            Employment Agreement with Gary Raabe

3.01              Restated   Articles  of   Incorporation   of
                  Newcorp One, Inc., dated June 12, 1997.

3.02              By-laws of Voxcom Holdings, Inc.

3.03              Certificate of Decrease in Authorized and
                  Issued Shares.

3.04              Certificate of Designation regarding Series A Preferred Stock

*3.05             Certificate of Designation  regarding Series B Preferred Stock

*4.01.1 Securities Purchase Agreement dated June 19, 1998 with Carmax Investments, Inc.

*4.01.2        5% Convertible Debenture due May 31, 2000 dated June 19, 1998




                                      III-1

*4.02. 1 Securities Purchase Agreement dated June 22, 1998 among the Company and Dominion Capital Fund, Ltd. and
                  Sovereign Partners, Limited Partnership

*4.02.2           Registration Rights Agreement

10.01             Consulting Agreement and Covenant Not to
                  Compete, dated July 1, 1997, between the Company and Kim Crowther and Brian Jensen.

10.02             1997 Stock Bonus Plan

10.03             Promissory Note and Purchase Money Security
                  Agreement between the Company and General
                  Binding Corporation, dated March 27, 1997.

10.04             Settlement Agreement with FTC

*10.05            Consulting Agreement with Jande International
                  Holdings, LLC

*10.06            Consulting Agreement with S.G. Financial, Inc.

11.01             Earnings per Share

21.01             Subsidiaries

*27.01            Financial Data Schedule

--------------------

*Filed with this Amendment No. One. Others were filed with Form 10-SB on May 15,
 1998.

Item 2 - Description of Exhibits    -   Not applicable


                                     III - 2

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             VOXCOM HOLDINGS, INC.



                                             By: /s/ Donald G. McLellan
                                                 -----------------------------
                                                 Donald G. McLellan, President
August 3, 1998




                                     III - 3